SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                  SCHEDULE TO
                               (Amendment No. 1)

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                            _______________________

                                 Orbitz, Inc.
                      (Name of Subject Company (issuer))

                       Robertson Acquisition Corporation
                              Cendant Corporation
                      (Name of Filing Persons (Offerors))

                Class A Common Stock, par value $.001 per Share
                       (Titles of Classes of Securities)

                                  68556Y 10 0
                     (CUSIP Number of Class of Securities)

                            James E. Buckman, Esq.
                       Vice Chairman and General Counsel
                              Cendant Corporation
                              9 West 57th Street
                           New York, New York 10019
                                (212) 413-1800
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                  Copies to:

            David Fox, Esq.                               Eric J. Bock
Skadden, Arps, Slate, Meagher & Flom LLP        Executive Vice President - Law
           Four Times Square                        and Corporate Secretary
        New York, New York 10036                     Cendant Corporation
             (212) 735-3000                           9 West 57th Street
                                                   New York, New York 10019
                                                       (212) 413-1800

                           CALCULATION OF FILING FEE

       Transaction Valuation*                          Amount of Filing Fee**

           $1,233,135,134                                    $156,239


* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 14,356,179 shares of class A common stock of Orbitz, Inc. at the tender offer price of $27.50 per share of class A common stock. The transaction value also assumes the purchase of 27,173,461 shares of class B common stock of Orbitz, Inc. at the tender offer price of $27.50 per share of class B common stock. The transaction value also includes the offer price of $27.50 less $12.62, which is the average exercise price of outstanding options, multiplied by 6,120,298, the estimated number of options outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 3 for fiscal year 2005, equals $126.70 per million of transaction value, or $156,239.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $156,239           Filing Party:  Cendant Corporation
Form or Registration No.  Schedule TO-T      Date Filed:    October 6, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |x|   third-party tender offer subject to Rule 14d-1.
     |_|   issuer tender offer subject to Rule 13e-4.
     |_|   going-private transaction subject to Rule 13e-3.
     |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission (the "Commission") on October 6, 2004, by Robertson Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), and Cendant, relating to a tender offer by the Purchaser to purchase all outstanding shares of class A common stock, par value $.001 per share (the "Class A Common Stock"), of Orbitz, Inc., a Delaware corporation ("Orbitz" or the "Company"), for a purchase price of $27.50 per share (the "Shares"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 4.  Terms of the Transaction.

         Item 4 of the Statement is hereby amended and supplemented as follows:

         The Offer to Purchase is hereby amended by restating the last sentence of the penultimate paragraph of Section 1 of the Offer to Purchase entitled "Terms of the Offers" to read as follows:

         "In the event the Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of Orbitz by making a public announcement, consistent with the requirements of the SEC, not later than 9:00 a.m., New York City time, on the first business day after the Expiration Date."

         The Offer to Purchase is hereby amended by restating the first two sentences of the ultimate paragraph of Section 14 of the Offer to Purchase entitled "Certain Conditions of the Offers" to read as follows:

         "The foregoing conditions are for the sole benefit of Cendant and the Purchaser, may be asserted by Cendant or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Cendant or the Purchaser in whole or in part from time to time at any time prior to the Expiration Date or, with respect to conditions relating to regulatory approvals, prior to the payment for any Shares pursuant to the Offers, in each case subject to the terms of the Merger Agreement. The failure by Cendant or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be exercised from time to time."

Item 11.  Additional Information.

         Item 11 of the Statement is hereby amended and supplemented as follows:

         The Offer to Purchase is hereby amended by restating the paragraph captioned "Bankruptcy Court Approval" of Section 13 of the Offer to Purchase entitled "The Merger Agreement, Stockholder Agreements and Other Agreements" to read as follows:

         "Bankruptcy Court Approval. Pursuant to the Merger Agreement, Orbitz, the Purchaser and Cendant will use their commercial best efforts to facilitate, and cooperate with the applicable bankruptcy courts to obtain, any approvals required by such courts in connection with the transactions contemplated by the Merger Agreement. Issuance of the United Bankruptcy Court Approval is a condition to the Offers, and is required in order for United to take certain actions in connection with the Offers and the Merger, as described in the subsection below captioned "Stockholder Agreements". See
Section 14--"Certain Conditions of the Offers" and Section 15--"Certain Legal Matters" for a description of the United Bankruptcy Court Approval."

         The Offer to Purchase is hereby amended by restating the penultimate paragraph of Section 15 of the Offer to Purchase entitled "Certain Legal Matters" to read as follows:

         "United Bankruptcy Court Approval. On October 1, 2004, United and its related debtors and debtors-in-possession filed a motion in the Bankruptcy Court seeking the United Bankruptcy Court Approval and other related relief. On October 15, 2004, the Bankruptcy Court issued an order granting the relief sought by United."

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ROBERTSON ACQUISITION CORPORATION


                                          By: /s/ Eric J. Bock
                                              -----------------------
                                          Name:  Eric J. Bock
                                          Title: Executive Vice President,
                                                   Secretary and Director


                                          CENDANT CORPORATION


                                          By: /s/ Eric J. Bock
                                              ------------------------
                                          Name:  Eric J. Bock
                                          Title: Executive Vice President -
                                                   Law and Corporate Secretary




Date: October 22, 2004